BY EDGAR AND FACSIMILE

Mr. Andrew D. Mew
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0405
Phone Number: (202) 551-3720

August 16, 2013

Re:      Brazilian Distribution Company

Form 20-F for the Fiscal Year ended December 31, 2012

Commission File No. 001-14626, filed on April 26, 2013

Dear Mr. Mew:

Brazilian Distribution Company (Companhia Brasileira de Distribuição, or the “Company”) has received the Staff’s comment letter dated August 2, 2013 concerning the above-referenced filing on Form 20-F (the “20-F”).

The Company acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  The Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and
  The Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company advises you as follows regarding your comments.

The Company also advises you that once your review process of the 20-F is concluded, it will file an amendment to the 20-F to include the revised disclosures as appropriate.

SEC Comment No. 1

We note your share of profit in an associate, FIC, decreased by 69% in 2012 due to a decrease in FIC’s results despite the increase in total number of clients disclosed on page 25.  Please tell us the reason(s) for the decrease in results and expand your disclosure in future filings.

Mr. Andrew D. Mew
Division of Corporation Finance – Securities and Exchange Commission
August 16, 2013

Response to Comment No. 1

While there was an increase in the total number of clients as disclosed on page 25 of the 20-F, there were offsetting factors in 2012 that caused the 69% decrease in our share of profit in FIC from R$ 34.8 million in 2011 to R$10.8 million in 2012, mainly due to: (i) a tax credit recorded in the income statement amounting to R$17.0 million in 2011 which did not reoccur in 2012 and (ii) a R$7.0 million decrease in the results of FIC related to lower amounts financed in our stores primarily due to increasing competition in the Brazilian credit market offered by financial institutions and a slight increase of credit delinquency.

The Company notes the Staff’s comment and will expand the disclosure of the line item “share of profit in an associate” in future filings to add qualitative and quantitative information to the extent the Company deems the information material.

SEC Comment No. 2

Please provide a dated audit report reflecting the city and state where issued as required by Rule 2-02(a) of Regulation S-X.  In this regard, please also ensure the report on internal control over financing reporting is revised to indicate the city and state where issued.

Response to Comment No. 2

The Company will file an amendment to the 20-F to include a dated audit report reflecting the city and state where the audit report was issued and a report on internal control over financial reporting indicating the city and state where it was issued.

SEC Comment No. 3

Please expand your disclosure to indicate the accounting guidance relied upon to recognize revenue from the barter transaction.  We note your disclosure on page F-86 stating “ . . . GPA M&P gave percentual in exchange of the real estate units of the projects . . .”  It appears you have recognized revenue based on the fair value of consideration received, that is the construction of certain buildings, over the carrying amount of that which you gave which appears to be a portion of the land you owned.  Please advise us if our understanding is correct and explain to us in detail what was swapped including the respective amounts recorded.  Also explain why the swap is appropriately characterized as a revenue generating activity as defined under paragraph 7 of IAS 18.

Mr. Andrew D. Mew
Division of Corporation Finance – Securities and Exchange Commission
August 16, 2013

Response to Comment No. 3

The acquisition of an item of property, plant and equipment in exchange for a non-monetary asset is discussed in IAS 16, paragraph 24, which states that the exchange of a non-monetary asset for another should be recorded at fair value, unless the transaction lacks commercial substance.

The Company notes that the transactions referred to by the Staff in its comment satisfied the criteria for commercial substance set forth in IAS 16, paragraph 25, since they altered significantly the expected cash flow for the real estate properties exchanged for apartment units.

During 2012, as part of its strategy to maximize profitability in the retail business by taking advantage of certain plots of land, the Company exchanged three plots of land, which were recorded at amortized cost totaling R$19,754, for apartment units to be sold to third parties.

Based on IAS 16 paragraphs 24 to 26 (aforementioned), the Company recorded a gain on the exchange in revenue with a corresponding debit to Inventory in construction, as follows:

Dr.(1) Inventory in construction	R$172,280
Cr.(2) Land	R$19,754
Cr. Revenue	R$152,526

(1)     Debit
(2)     Credit

Following the definition of fair value given in paragraph 26 of IAS 16, the fair value of the apartment units received in exchange for the real estate properties was determined based on comparable transactions of sale of apartment units.

In relation to IAS 18 paragraph 7, historically the Company has generated additional revenue in the retail business from rentals from strip malls and other areas in the stores, thereby increasing  customer foot traffic within the areas of the stores. The appreciation of the real estate market in Brazil enabled the Company to enhance its historical strategy of maximizing profitability in the retail business by taking advantage of certain plots of land. In addition, the Company’s real estate activity is part of its retail business in that the exchange of real estate properties for apartment units and strip malls rentals are supervised and managed by the retail segment manager, following a single strategy within the retail business.

Mr. Andrew D. Mew
Division of Corporation Finance – Securities and Exchange Commission
August 16, 2013

SEC Comment No. 4

Please explain to us and expand your disclosure to clarify how you account for the points at the time of award and when the points are redeemed.  Also please disclose whether the points expire or have a specific term.  Refer to IFRIC 13.

Response to Comment No. 4

The Company accrues the points provision by deferring a portion of revenue that originated the point, using an estimate of the fair value of the points granted, as per paragraph 5 of IFRIC 13.  In determining the fair value of the points, consideration is given to the terms of the “Programa Mais” customer loyalty plan, including (i) accumulated points by customer, (ii) the conversion rate of points (each R$1.00 spent by the customer gives 1 point), (iii) the requirement that the customer accumulate 3,000 points to be eligible to exchange R$20.00 in products,  (iv) a two-year expiration term for the points of the plan, as defined in the regulations and (v) the redemption rates. At the time of redemption, customers can exchange their accumulated points for products at the Company’s stores (Pão de Açúcar brand only) and, based on the transaction, the Company reverses the points provision and recognizes the initially deferred revenue recorded as “net revenue” in the financial statements.

Management respectfully notes that in its view further information on the Company’s customer loyalty program is not material for an understanding of the Company’s results of operations, since the deferred revenue was R$17,777 thousand as of December 31, 2012 (R$17,800 as of December 31, 2011). The Company will continue to monitor the liability associated with, and activity included in, the points program, and to the extent material, will enhance disclosure in future filings.

SEC Comment No. 5

Please tell us what consideration you have given to providing more disaggregated information about revenues from external customers for each product and service or group of similar products and services, or disclose why it is impracticable to do so.  In this regard we note you sell a variety of products and services including bakery, dairy, meat and non-perishable items within your food category and your non-food category includes items such as warranties, home appliances, electronics, and gas sold at your gas stations.  To the extent disaggregated product and service information is available and used to produce your financial statements, we believe such disaggregated information should be disclosed unless the amount of revenues for a particular product or service or group of similar products and services is immaterial.  Please refer to paragraph 32 of IFRS 8.

Response to Comment No. 5

Mr. Andrew D. Mew
Division of Corporation Finance – Securities and Exchange Commission
August 16, 2013

As a mass retailer, the Company believes that no categorization of products would differentiate the way it offers products and services at its stores, and would not represent the similarity as contemplated in paragraph 32 of IFRS 8. In the Company’s view, this similarity is represented by the food retail, self-service wholesale, home appliance and e-commerce segments, which the Company believes is the meaningful level of disclosure of its business and operations.

The Company notes that there are differences between its sales/commercial system and the general ledger system. The general ledger system does not have a categorization of products, and the revenue recognition follows the strict general accepted accounting principles, while categorization in the sales system is used for management reporting, with different views. Also, it is important to note that categories of products are managed by using different systems and categorization across the Company’s different segments, with possible reclassification that are not followed by its general ledger system.  As a result, the Company believes that sales data cannot be summarized at any meaningful level and in a consistent manner as would be required for the Company to include enterprise-wide disclosure for various groups of products and services in the notes to its financial statements. Therefore, it is impracticable to prepare and report enterprise-wide product and service revenue disclosures under IFRS 8 as the information is not available and the cost to develop it would be excessive.

Additionally, the Company’s strategy is to offer a variety of items at each of its stores according to market trends and customers’ preferences. Accordingly, similar stores may have different assortment of products and offer different services to customers.  Within the food retail segment, the Company makes strategic and marketing decisions regarding food and non-food products and services offered at its stores with a view of increasing sales and profitability in this segment.  To this end, the Company may adjust and change the products and services offered at its stores individually as it is inherent to the retail business to use various categories of products to achieve performance targets. For instance, drugstores and gas stations are always adjacent to the Company’s stores and are managed as part of the food retail segment because their strategy is directly linked to the overall store strategy. Therefore, the Company respectfully notes that, in its view, the disclosure of individual category of products would not assist in a better understanding of its results of operations and financial condition nor would it be representative of different strategies by category of product.

If you have any questions or wish to discuss any matters relating to the foregoing, please contact Christophe Hidalgo of the Company at (011-55-11) 3886-0017.

Very truly yours,

Mr. Andrew D. Mew
Division of Corporation Finance – Securities and Exchange Commission
August 16, 2013

/s/ Christophe Hidalgo

Christophe Hidalgo

Chief Financial Officer

/s/ Daniela Sabbag
Daniela Sabbag
Investor Relations Officer

cc: Andrew B. Jánszky and Fabiana Y. Sakai – Milbank, Tweed, Hadley & McCloy LLP